Exhibit 21.1

Mohegan Tribal Gaming Authority d/b/a Mohegan Gaming & Entertainment - List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Backside, L.P.	Pennsylvania
Downs Racing, L.P.	Pennsylvania
Inspire Integrated Resort Co., Ltd.	Republic of Korea
MGE Niagara Entertainment Inc.	Ontario (Canada)
MGE Hellinikon B.V.	The Netherlands
MGLA, LLC	Delaware
MGNV, LLC	Delaware
Mill Creek Land, L.P.	Pennsylvania
Mohegan Basketball Club, LLC	The Mohegan Tribe of Indians of Connecticut
Mohegan Commercial-Ventures PA, LLC	Pennsylvania
Northeast Concessions, L.P.	Pennsylvania
Mohegan Expo Center, LLC	The Mohegan Tribe of Indians of Connecticut
Mohegan Gaming Advisors, LLC	Delaware
Mohegan Golf, LLC	The Mohegan Tribe of Indians of Connecticut
Mohegan Ventures-Northwest, LLC	The Mohegan Tribe of Indians of Connecticut
Salishan-Mohegan, LLC	Washington